Exhibit 99.3

SharkNinja Reports First Quarter 2024 Results

Raises Fiscal Year 2024 Outlook on Key Metrics

NEEDHAM, Massachusetts., May 9, 2024 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the first quarter ended March 31, 2024.

Highlights for the First Quarter 2024 as compared to the First Quarter 2023

•Net sales increased 24.7% to $1,066.2 million and Adjusted Net Sales increased 27.6% to $1,066.2 million.
•Gross margin and Adjusted Gross Margin increased 260 and 210 basis points, respectively.
•Net income increased 25.9% to $109.6 million. Adjusted Net Income increased 24.8% to $148.6 million
•Adjusted EBITDA increased 29.5% to $230.5 million, or 21.6% of Adjusted Net Sales.

“SharkNinja is off to a strong start in 2024 with outstanding business performance and balanced growth in the first quarter, while driving continued momentum into the second quarter. We are gaining share in our existing product categories and geographies, we have a robust pipeline of innovative products in new categories, and we see significant opportunity to grow in international markets. Based on the strength of our performance so far, we are raising our full year outlook. Looking forward, we are confident in the power of our three-pillar growth strategy to deliver sustainable, profitable long-term growth and shareholder value,” said Mark Barrocas, Chief Executive Officer.

Three Months Ended March 31, 2024

Net sales increased 24.7% to $1,066.2 million, compared to $855.3 million during the same period last year. Adjusted Net Sales increased 27.6% to $1,066.2 million, compared to $835.6 million during the same period last year, or 26.1% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Cooking and Beverage Appliances, Cleaning Appliances and Other, which includes beauty and home environment..

•Cleaning Appliances net sales increased by $7.1 million, or 1.7%, to $421.9 million, compared to $414.9 million in the prior year quarter. Adjusted Net Sales of Cleaning Appliances increased by $23.4 million, or 5.9%, from $398.5 million to $421.9 million, driven by the extractor and robotics sub-categories.

•Cooking and Beverage Appliances net sales increased by $73.0 million, or 28.4%, to $329.6 million, compared to $256.7 million in the prior year quarter. Adjusted Net Sales of Cooking and Beverage Appliances increased by $74.4 million, or 29.2%, from $255.2 million to $329.6 million, driven by growth in Europe, specifically in the United Kingdom, where we strengthened our leading market position. Our global growth was also supported by the success of the outdoor grill and outdoor oven across both the US and European markets.

•Food Preparation Appliances net sales increased by $87.2 million, or 74.0%, to $205.0 million, compared to $117.8 million in the prior year quarter. Adjusted Net Sales of Food Preparation Appliances increased by $89.0 million, or 76.7%, from $116.1 million to $205.0 million, driven by strong sales of our ice cream makers and compact blenders, specifically our portable blenders.

•Net sales and Adjusted Net Sales in the Other category increased by $43.7 million, or 66.4%, to $109.6 million, compared to $65.9 million in the prior year quarter, primarily driven by continued strength of haircare products within the beauty category, increased sales in the air purifier sub-category resulting from product innovations, and the successful new product launch of our FlexBreeze fans.

Gross profit increased 31.5% to $526.6 million, or 49.4% of net sales, compared to $400.5 million, or 46.8% of net sales, in the first quarter of 2023. Adjusted Gross Profit increased 33.2% to $541.7 million, or 50.8% of Adjusted Net Sales, compared to $406.8 million, or 48.7% of Adjusted Net Sales in the first quarter of 2023. The increase in gross margin and Adjusted Gross Margin of 260 and 210 basis points, respectively, was primarily driven by continued supply chain tailwinds and cost optimization efforts.

Research and development expenses increased 18.5% to $69.6 million, or 6.5% of net sales, compared to $58.7 million, or 6.9% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $8.7 million driven by increased headcount to support new product categories and new market expansion, and includes an increase of $3.3 million in share-based compensation.

Sales and marketing expenses increased 41.1% to $214.6 million, or 20.1% of net sales, compared to $152.1 million, or 17.8% of net sales, in the first quarter of 2023. This increase was primarily attributable to increases of $26.4 million in advertising-related expenses; an increase of $19.0 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business; and $14.1 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $2.5 million of share-based compensation.

General and administrative expenses increased 30.5% to $87.5 million, or 8.2% of net sales, compared to $67.1 million, or 7.8% of net sales, in the prior year quarter. This increase was primarily driven by an increase in personnel-related expenses of $15.9 million, primarily due to a $12.8 million increase in share-based compensation; an increase of $8.4 million in legal fees; an increase of $5.3 million in professional and consulting fees; offset by a decrease in transaction costs related to the separation and distribution from JS Global and secondary offering of $17.1 million.

Operating income increased 26.3% to $154.9 million, or 14.5% of net sales, compared to $122.6 million, or 14.3% of net sales, during the prior year quarter. Adjusted Operating Income increased 26.9% to $202.2 million, or 19.0% of Adjusted Net Sales, compared to $159.3 million, or 19.1% of Adjusted Net Sales, in the first quarter of 2023.

Net income increased 25.9% to $109.6 million, or 10.3% of net sales, compared to $87.1 million, or 10.2% of net sales, in the prior year quarter. Net income per diluted share increased 23.8% to $0.78, compared to $0.63 in the prior year quarter.

Adjusted Net Income increased 24.8% to $148.6 million, or 13.9% of Adjusted Net Sales, compared to $119.0 million, or 14.2% of Adjusted Net Sales, in the prior year quarter. Adjusted Net Income per diluted share increased 23.3% to $1.06, compared to $0.86 in the prior year quarter.

Adjusted EBITDA increased 29.5% to $230.5 million, or 21.6% of Adjusted Net Sales, compared to $178.0 million, or 21.3% of Adjusted Net Sales in the prior year quarter.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents decreased to $131.9 million, compared to $154.1 million as of December 31, 2023.

Inventories increased 7.2% to $750.0 million, compared to $699.7 million as of December 31, 2023.

Total debt, excluding unamortized deferred financing costs, was $799.9 million, compared to $804.9 million as of December 31, 2023. The existing credit facility provides for a $810.0 million term loan and a $500.0 million revolving credit facility.

Fiscal 2024 Outlook

For fiscal year 2024, SharkNinja expects:

•Net sales to increase 10.0% to 12.0% and Adjusted Net Sales to increase between 12.0% and 14.0% compared to the prior year.

•Adjusted Net Income per diluted share between $3.66 and $3.82, reflecting a 14% to 19% increase compared to the prior year.

•Adjusted EBITDA between $840 million and $870 million, reflecting a 17% to 21% increase compared to the prior year.

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 141 million.

•Capital expenditures of $160 million to $180 million primarily to support investments in new product launches, technology, and incremental investments in tooling to support the diversification of our sourcing outside of China.

Conference Call Details

A conference call to discuss the first quarter 2024 financial results is scheduled for today, May 9, 2024, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-646-307-1963 or 1-800-715-9871 and enter confirmation code 6097407. The webcast will be archived and available for replay.

About SharkNinja, Inc.

SharkNinja, Inc. (NYSE: SN) is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,000 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com and follow @SharkNinja.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2024 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions and the level of discretionary consumer spending;

•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with ongoing regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
Arvind Bhatia, CFA
SVP, Investor Relations
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Sarah McKinney
VP, Corporate Communications
PR@sharkninja.com

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$131,894	$154,061
Accounts receivable, net	780,557	985,172
Inventories	750,032	699,740
Prepaid expenses and other current assets	61,350	58,311
Total current assets	1,723,833	1,897,284
Property and equipment, net	168,418	166,252
Operating lease right-of-use assets	137,524	63,333
Intangible assets, net	474,495	477,816
Goodwill	834,049	834,203
Deferred tax assets, noncurrent	7	12
Other assets, noncurrent	71,377	48,170
Total assets	$3,409,703	$3,487,070
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$409,371	$459,651
Accrued expenses and other current liabilities	412,141	620,333
Tax payable	45,088	20,991
Current portion of long-term debt	29,219	24,157
Total current liabilities	895,819	1,125,132
Long-term debt	765,647	775,483
Operating lease liabilities, noncurrent	139,994	63,043
Deferred tax liabilities, noncurrent	6,391	16,500
Other liabilities, noncurrent	28,282	28,019
Total liabilities	1,836,133	2,008,177
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 139,818,810 and 139,083,369 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	14	14
Additional paid-in capital	996,159	1,009,590
Retained earnings	579,931	470,319
Accumulated other comprehensive loss	(2,534)	(1,030)
Total shareholders’ equity	1,573,570	1,478,893
Total liabilities and shareholders’ equity	$3,409,703	$3,487,070

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended March 31,
	2024	2023
Net sales(1)	$1,066,228	$855,282
Cost of sales	539,611	454,739
Gross profit	526,617	400,543
Operating expenses:
Research and development	69,596	58,725
Sales and marketing	214,568	152,120
General and administrative	87,511	67,068
Total operating expenses	371,675	277,913
Operating income	154,942	122,630
Interest expense, net	(14,722)	(8,489)
Other income (expense), net	3,248	(2,780)
Income before income taxes	143,468	111,361
Provision for income taxes	33,856	24,265
Net income	$109,612	$87,096
Net income per share, basic	$0.79	$0.63
Net income per share, diluted	$0.78	$0.63
Weighted-average number of shares used in computing net income per share, basic	139,448,556	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	140,703,025	138,982,872

(1) Net sales in our product categories were as follows:

	Three Months Ended March 31,
($ in thousands)	2024	2023
Cleaning Appliances	$421,920	$414,869
Cooking and Beverage Appliances	329,642	256,682
Food Preparation Appliances	205,036	117,849
Other	109,630	65,882
Total net sales	$1,066,228	$855,282

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	$109,612	$87,096
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	27,817	22,754
Share-based compensation	19,426	848
Provision for credit losses	3,004	744
Non-cash lease expense	4,524	3,881
Deferred income taxes, net	(10,014)	(5,115)
Other	508	202
Changes in operating assets and liabilities:
Accounts receivable	198,729	(8,813)
Inventories	(52,356)	40,644
Prepaid expenses and other assets	(25,233)	74,452
Accounts payable	(48,242)	(54,003)
Tax payable	24,097	6,764
Operating lease liabilities	(797)	(4,480)
Accrued expenses and other liabilities	(207,193)	(75,212)
Net cash provided by operating activities	43,882	89,762
Cash flows from investing activities:
Purchase of property and equipment	(23,572)	(21,655)
Purchase of intangible asset	(2,835)	(2,288)
Capitalized internal-use software development	(479)	(333)
Cash receipts on beneficial interest in sold receivables	—	16,777
Other investing activities, net	—	(300)
Net cash used in investing activities	(26,886)	(7,799)
Cash flows from financing activities:
Repayment of debt	(5,063)	(37,500)
Distribution paid to Former Parent	—	(60,283)
Recharge from Former Parent for share-based compensation	—	(848)
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(32,857)	—
Net cash used in financing activities	(37,920)	(98,631)
Effect of exchange rates changes on cash	(1,243)	5,349
Net decrease in cash, cash equivalents, and restricted cash	(22,167)	(11,319)
Cash, cash equivalents, and restricted cash at beginning of period	154,061	218,770
Cash, cash equivalents, and restricted cash at end of period	$131,894	$207,451

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd. (“SNJP”), and our Asia Pacific Region and Greater China ("APAC") distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that were eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income because such reconciliations are not available without unreasonable efforts. The is due to the inherent difficulty in forecasting with reasonable certainty certain amounts that are necessary for such reconciliations, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income and Adjusted EBITDA. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except %)	2024	2023
Net sales	$1,066,228	$855,282
Divested subsidiary net sales adjustment(1)	—	(19,649)
Adjusted Net Sales(2)	$1,066,228	$835,633

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three months ended March 31, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(2)The following tables reconcile Adjusted Net Sales to net sales per product category, for the periods presented:

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning appliances	$421,920	$—	$421,920	$414,869	$(16,377)	$398,492
Cooking appliances	329,642	—	329,642	256,682	(1,485)	255,197
Food Preparation Appliances	205,036	—	205,036	117,849	(1,787)	116,062
Other	109,630	—	109,630	65,882	—	65,882
Total net sales	$1,066,228	$—	$1,066,228	$855,282	$(19,649)	$835,633

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except %)	2024	2023
Net sales	$1,066,228	$855,282
Cost of sales	(539,611)	(454,739)
Gross profit	526,617	400,543
Gross margin %	49.4%	46.8%
Divested subsidiary net sales adjustment(1)	—	(19,649)
Divested subsidiary cost of sales adjustment(2)	—	13,027
Product Procurement Adjustment(3)	15,098	12,871
Adjusted Gross Profit	$541,715	$406,792
Adjusted Net Sales	$1,066,228	$835,633
Adjusted Gross Margin	50.8%	48.7%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three months ended March 31, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the three months ended March 31, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended March 31,
($ in thousands)	2024	2023
Operating income	$154,942	$122,630
Share-based compensation(1)	19,426	848
Litigation costs(2)	6,491	174
Amortization of acquired intangible assets(3)	4,897	4,897
Transaction-related costs(4)	1,342	18,468
Product Procurement Adjustment(5)	15,098	12,871
Divested subsidiary operating income adjustment(6)	—	(553)
Adjusted Operating Income	$202,196	$159,335

(1)Represents non-cash expense related to restricted stock unit awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income from SNJP and the APAC distribution channels for the three months ended March 31, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment and (vii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except share and per share amounts)	2024	2023
Net income	$109,612	$87,096
Share-based compensation(1)	19,426	848
Litigation costs(2)	6,491	174
Foreign currency losses, net(3)	2,167	4,149
Amortization of acquired intangible assets(4)	4,897	4,897
Transaction-related costs(5)	1,342	18,468
Product Procurement Adjustment(6)	15,098	12,871
Tax impact of adjusting items(7)	(10,476)	(9,109)
Divested subsidiary net income adjustment(8)	—	(395)
Adjusted Net Income	$148,557	$118,999
Net income per share, diluted	$0.78	$0.63
Adjusted Net Income Per Share	$1.06	$0.86
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(9)	140,703,025	138,982,872

(1)Represents non-cash expense related to restricted stock unit awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding (i) divested subsidiary net income adjustment described in footnote (8), and (ii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(8)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the three months ended March 31, 2024 and 2023, as if such Divestitures occurred on January 1, 2023.

(9)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended March 31,
($ in thousands, except %)	2024	2023
Net income	$109,612	$87,096
Interest expense, net	14,722	8,489
Provision for income taxes	33,856	24,265
Depreciation and amortization	27,817	22,754
EBITDA	186,007	142,604
Share-based compensation(1)	19,426	848
Litigation costs(2)	6,491	174
Foreign currency losses, net(3)	2,167	4,149
Transaction-related costs(4)	1,342	18,468
Product Procurement Adjustment(5)	15,098	12,871
Divested subsidiary Adjusted EBITDA adjustment(6)	—	(1,098)
Adjusted EBITDA	$230,531	$178,016
Adjusted Net Sales	$1,066,228	$835,633
Adjusted EBITDA Margin	21.6%	21.3%

(1)Represents non-cash expense related to restricted stock unit awards issued from the SharkNinja and JS Global equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transactions.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the three months ended March 31, 2024 and 2023, as if such Divestitures occurred on January 1, 2023. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.